UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Top Capital Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Kensley Drive

(No. and Street)

Inglewood	**CA**	**90305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra D Draughan   310-677-4450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA

(Name – *if individual, state last, first, middle name*)

PO Box 2555	**Hamilton Square**	**NJ**	**08690**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Debra D Draughan _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Top Capital Advisors, Inc. _____, as

of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None.



Signature

Managing Partner

Title

 4-7-2021

Notary Public

**Notarial Certificate
Attached**

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 7th (*Date*) day of April (*Month*), 2021 (*Year*)

by Debra Diann Draughan

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

JOSEPH E. UTOMAKILI
COMM. # 2320683
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. MAR. 3, 2024
MGC1

Seal
Place Notary Seal Above

-- **OPTIONAL** --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation

Document Date: ______

Number of Pages: ______

Signer(s) Other Than Named Above: ______

Top Capital Advisors, Inc.

Financial Statements

and

Supplementary Information

For the Year Ended December 31, 2020

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Top Capital Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Top Capital Advisors, Inc. as of December 31, 2020, and the related statements of operations, changes in shareholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Top Capital Advisors, Inc. as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Top Capital Advisors, Inc.'s management. My responsibility is to express an opinion on Top Capital Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Top Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Top Capital Advisors, Inc.'s financial statements.

The supplemental information is the responsibility of Top Capital Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Top Capital Advisors, Inc. auditor since 2014.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 5, 2021


TOP CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS


Assets

Cash	$	144,842
Accounts Receivable		93,750
Total Assets	$	238,592

LIABILITIES AND SHAREHOLDER EQUITY

Liabilities

Accounts payable and accrued expenses	$	9,000
Due to shareholder		93,750
Deferred revenue		5,000
Total Liabilities		107,750

Commitments and Contingencies (*Note 6*)

Stockholder Equity

Common stock, $0 Par Value, 200 shares	
authorized, 200 shares issued and outstanding	200
Additional paid-in-capital	213,190
Retained earnings	(82,548)
Total Shareholder Equity	130,842

Total Liabilities and Shareholder Equity	$	238,592

See accompanying notes.

TOP CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES

Consulting Services Fees	$	69,300
Retainer Income		34,000
Reimbursed Expenses / Refunds		3,094
Total Revenues		106,394

OPERATING EXPENSES

Salaries	37,452
Other Employee Compensation and Benefits	16,075
Regulatory / Compliance Fees	28,816
Audit / Accounting Expenses	11,030
Travel / Meals	9,459
Technology and Communication	4,587
Other Expenses	5,923
Taxes	2,335
Total Operating Expenses	115,677

Net Loss	$	(9,283)

See accompanying notes.

TOP CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
For the Year Ended December 31, 2020

	Common Stock			Additional	Retained		Total Stockholder
	Number of Shares		Amount	Paid-in-Capital	Earnings (Deficit)		Equity
Balance at December 31, 2019	200	$	200	$ 119,440	$ (73,265)	$	46,375
Debt to equity conversion				93,750			
Net Loss	-		-	-	(9,283)		(9,382)
Balance at December 31, 2020	200	$	200	$ 213,190	$ (82,548)	$	36,993

See accompanying notes.


TOP CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(9,283)

Adjustments to Reconcile Net Income to Net
Cash Provided By Operating Activities:

(Increase) Decrease in:

Accounts Receivables	93,750

Increase (Decrease) in:

Accounts payable, accrued expenses and other liabilities	7,000
Deferred revenue	5,000
Net cash provided by operating activities	96,467
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	-
Net increase in cash	96,467
Cash at Beginning of Year	48,375

Cash at End of Year	$	144,842

Supplemental Disclosures

Cash paid for income taxes	$	2,335
Cash paid for interest	$	-

Non-cash Financing Activities

Shareholder payable converted to capital	$	93,750

See accompanying notes.

1   Organization and Nature of Business Operations

Top Capital Advisors, Inc. (the Company) is a New York corporation. For regulatory purposes, its main office is based in Inglewood, CA. Geographical limits on its operations are a function of relevant securities registration regulations.

The Company's membership agreement allows the firm to provide private equity fund consulting and placement (of limited partnership interests) services on behalf of institutional quality private equity funds. During calendar year 2020, the firm's operations provided private equity consulting and fund placement services to private equity funds.

The Company is a broker dealer registered with the Securities and Exchange Commission (S.EC.), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies.

Revenues may be affected by the overall activities of the financial markets and other economic risks.

The Company holds no customer funds or securities and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the

statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020. The Company's cash is held by major financial institutions and is insured by the Federal Deposit Insurance Corporation.

(d) Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from the balances outstanding at year-end. Management has evaluated accounts receivable at December 31, 2020 and believes they are all collectible. Accordingly, no allowance for uncollectible trade accounts receivable is required. If it were to be determined probable that any amounts were uncollectible, they would be charged to operations and an allowance would be established. Accounts receivable are not collateralized.

(e) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

During calendar year 2020, operating revenues were comprised of consulting service fees associated with consulting services provided and retainer fees associated with potential institutional placements. Consulting service and placement fees are recognized at such time as the fees are payable under the consulting agreement. Placement fees are recognized at the time the fees are payable under the placement agreement when all performance obligations have been substantially completed.

(f) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder's could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2020 and there are no open tax years prior to 2016. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(g) Advertising and Marketing

Advertising costs (if any) are charged to operations as incurred.

(h) General and Administrative Expenses

General and administrative costs (other expenses) are expensed as incurred.

3   Net Capital Requirements

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2020, the Company had net capital of $130,842, which was $123,659 in excess of its required minimum net capital of $7,183. The Company's aggregate indebtedness to net capital ratio was .8235.

Advances to affiliates, contributions, distributions, and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Concentrations and Economic Dependency

The Company's revenues are related to work done as discussed in Note 2 above. There is no assurance of future revenues from these clients. One client accounted for 52% of 2020 total revenues; a second client represents 100% of accounts receivable at December 31, 2020.

The Company maintains its cash in a bank account that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. As of December 31, 2020, there were no cash equivalent balances held in any accounts that were not fully insured.

5 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020, the Company was in compliance with this rule.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year ended December 31, 2020.

7 Related Party Transactions

The Company paid its principal shareholder / chief executive officer a commission in the amount of $27,800 and reimbursed her for various overhead and travel in accordance with its routine practice. Some travel related expenses are reimbursed by clients. In addition, the shareholder entered into a debt-to-equity conversion and elected to forgive $93,750 of the balance owed to her at December 31, 2019.

8 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020, the Company had implemented such policies and procedures.

9   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10   Subsequent   Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of April 5, 2021 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

11   COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

Top Capital Advisors, Inc.

Net Capital Computation

As of December 31, 2020

Schedule I

Assets	$238,592
Less Liabilities	(107,750)
Total Ownership Equity	130,842
Less Non-Allowables	$0
Total Net Capital Before Haircuts & Undue Concentration	130,842
Less Haircuts	0
Less Undue Concentration	0
Net Capital	130,842
Minimum Net Capital Requirement	(7,183)
Net Capital (Deficiency)	123,659
AI/NC Ration	.8235
Non-AI Liabilities	$0

Reconciliation with Company's Computation Included in Part II of Form X-17A-5

As of December 31, 2020
As Amended on April 15, 2021

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital as reported in Company's Part II unaudited Focus Report	$130,842
Net Capital, per above	$130,842
Difference	$0

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2020.

Top Capital Advisors, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15c3-3 (EXEMPTION)

Schedule II

For the Year Ended December 31, 2020

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1
and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by
Top Capital Advisors, Inc. in my opinion no material differences exist which would materially effect
the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Top Capital Advisors, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2020

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Top Capital Advisors, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2020 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder

Top Capital Advisors, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Top Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Top Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Top Capital Advisors, Inc. stated that Top Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Top Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Top Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 5, 2021

Top Capital Advisors, Inc.
3620 Kensley Drive
Inglewood, CA 90305
(310) 677-4450

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Year Ended December 31, 2020

Top Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(i).

(2)   The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Top Capital Advisors, Inc.

I, Debra D Draughan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Debra D. Draughan

Title: Managing Partner